FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

INVESTORS

1.	Q: What happens to shares of existing stocks in US Airways and America West? Will new common stock be issued?
A: The transaction anticipates that the existing shares of US Airways stock will be cancelled and shares of the new company will be distributed to existing America West shareholders, stakeholders of US Airways, and the new equity investors.

2.	Q: How is the deal structured? What mix of stock and cash will fund the new airline?
A: The merger will create one of the industry’s most financially stable players, with over $10 billion in annual revenues and a strong balance sheet that includes over $2 billion in total cash with which to weather the current environment and fund further growth strategies. The strong cash balance is created through a combination of cash on hand at East/West, the committed $350 million of equity (which may be supplemented with additional commitments) and any monies from a contemplated $150 million rights offering, and over $1.5 billion of cash infusion, principally from partners and suppliers ($675 million or more has already been committed), asset-based financings or sale of surplus aircraft ($250 million or more) and certain release of cash reserves ($200-300 million minimum).

The $350 million of private equity commitments are based upon a full equity value of $825 million for the merged corporation. Of that $825 million valuation, 46.7 percent will be allocated to West, 39.4 percent to the new equity and 13.9 percent to East. This valuation results in an implied value of $6.13 per share for the publicly traded America West stock. The partners have agreed that up to $650 million of total equity can be raised including any proceeds from a rights offering. Any additional equity would dilute all participants equally. However, any additional equity raised above $350 million will not reduce the $6.13 per share of implied value for the publicly traded West stock.

3.	Q: When will shareholders get their stock in the new airline? A: Upon closing of the transaction, which is anticipated later this fall.

4.	Q: Who are the financing partners?
A: The $350 million of new equity will be provided by four separate investor groups. The new investors are: ACE Aviation Holdings Inc., ($100 million commitment plus synergies) a Canadian holding company that owns Air Canada, Canada’s largest airline with over $7.5 billion in annual revenues, PAR Investment Partners, L.P., ($100 million commitment) a Boston-based investment firm; Peninsula Investment Partners, L.P., ($50 million commitment) a Virginia-based investment firm; and Eastshore Holdings, Inc.), $125 million commitment) a partnership between Air Wisconsin, a regional airline, a provider of regional airline feed to East, and its principal shareholder, Resource Capital Holdings, Inc. The merged companies also plan to conduct a rights offering that could provide an additional $150 million of equity financing.

The over $675 million of additional cash financing is primarily a combination of debt financing and signing bonuses from companies interested in long-term business relationships with the merged companies. Over $300 million will come in the form of a signing bonus and prepaid miles from the affinity credit card provider for the merged company. Negotiations with credit card companies are still in progress. Another $250 million will come from Airbus Industrie in the form of a loan, $185 million immediately drawable upon merger of the companies, and substantially all of the remaining commitment by the 1Q06. The merged company will be the world’s largest customer of Airbus manufactured aircraft. Airbus has agreed to reschedule 30 narrowbody A320-family aircraft from 2006-2008 to 2009-2010. The merged companies have also agreed to be a launch customer for the A350, with deliveries scheduled for 2011 to 2013

5.	Q: What is the timeline/plan for US Airways’ filing its Plan of Reorganization?
A: Under the terms of the agreement, the merger will occur subsequent to confirmation of US Airways’ plan of reorganization and emergence from Chapter 11. Because the merger and related equity investments are part of the proceedings in US Airways’ Chapter 11 reorganization, the transaction will also be reviewed by the U.S. Bankruptcy Court and will be subject to a 30-day competitive bidding process that will be proposed to the Court. US Airways would likely file its Plan of Reorganization, of which the merger agreement is part, in the next week or so.

6.	Q: What are the route, revenue and cost synergies? A: The $600 million in anticipated annual synergies are the result of route restructuring, revenue synergies and cost savings.

Route restructuring synergies of approximately $150-$200 million created by reducing aircraft and unprofitable flying, better matching aircraft size to consumer demand by route and incorporating Hawaii service into the network.

Revenue synergies of $150-$200 million are achieved by taking two largely regional airlines and creating one nationwide, low cost carrier that can provide more choice for consumers when combined by improving connectivity across both airlines’ networks and by increasing aircraft and other asset utilization.

Lastly, the combined airline expects to realize cost synergies of $250-$300 million annually by reducing administrative overhead, consolidating both airlines’ information technology systems and combining facilities.

7.	Q: Are their any obstacles to close given the players involved in US Airways’ bankruptcy reorganization?
A: As you would expect, the various interested parties involved both in East’s pending emergence as well as the customary regulatory bodies with some jurisdiction over airline industry mergers, necessitate several layers of approvals for the deal. The transaction, which has been approved by both Company’s boards of directors, is also subject to the approval of America West’s shareholders and the United States Bankruptcy Court for the Eastern District of Virginia in Alexandria.

Both airlines will file the necessary documents for review with the U.S. Department of Justice, the U.S. Department of Transportation and the Securities and Exchange Commission as well as secure other necessary regulatory approvals. In addition, both airlines hold loans with a federal guarantee from the Air Transportation Stabilization Board (ATSB), and the carriers are in joint negotiations with the ATSB on the treatment of those loans under the proposed merger.

8.	Q: How exactly is this “new model” going to work? How does an LCC provide legacy-type service under a low-fare system?
A: America West Airlines successfully transformed itself several years ago. Doing so required bold thinking and some risk taking. For example, we simplified our pricing and practiced aggressive cost management. By maximizing the synergies from creating a broader flight network and from maximizing the untapped efficiencies and cost savings within East, we can transform into a nationwide LCC with the scale to support a broader offering to travelers.

9.	Q: How will two struggling airlines create a winning one?
A: America West is the nation’s second largest low-fare carrier. We’ve successfully transitioned to a low cost carrier (LCC) over the past several years, and we’ve worked hard to position ourselves as a carrier poised to take advantage of growth opportunities.

While LCCs are growing at a rapid pace, the legacy carriers are not sitting idly by watching this happen. They are restructuring both in and out of bankruptcy and they are making significant inroads in their cost saving efforts. As LCCs have grown, we are now competing not only with the improving legacy carriers, but also with other LCCs. Looking out into the future, the LCC overlap is evident.

The merger with US Airways makes a lot of sense for America West because of the minimal overlap between the two carriers’ route structures and the fact that this merger combines essentially an East Coast carrier with a West Coast carrier. The new company will have access to America West’s extensive network in the West and Southwest, while benefiting from the routes along the East Coast the US Airways has been serving for decades.

US Airways was working hard to become a true LCC carrier. Just like America West, their goal was to offer competitive fares everyday in addition to full-service perks like first class, a frequent flyer program, a world-class network, etc.

10.	Q: What “special items” should we factor into our models for the new airline in the first few years, and when should we project their cash impact?
A: We’ll talk more about this publicly on our analyst conference calls, which are webcast and open to all audiences. Clearly there will be one-time transition costs related to this transaction and we will be providing additional details in future calls.

11.	Q: What happens to both airlines’ outstanding loan balances with the ATSB? How will the loan balance and terms change post-transaction?
A: We will now be in negotiations with the ATSB on how the combined loans of the two companies will be treated after US Airways’ emergence from Chapter 11 and the court has approved the merger.

12.	Q: What are the key assumptions you used for the merger model in terms of fuel costs? A: We assumed fuel to be at $53/barrel for 2005 and dropping to $50/barrel in 2006.

13.	Q: What are the key assumptions you used for the merger model in terms of labor costs and productivity?
A: The combined company will have a competitive LCC labor cost structure similar to America West’s current model.

14.	Q: Are there any breakup fees if this deal does not go through?
A: There are breakup fees in the case that the deal does not close. More details can be found in the merger agreement that was filed with the SEC on Form 8-K on May 25, 2005.

15.	Q: Will the new entity be liable for US Airway’s current pension liability?
A: US Airways has been released from their liabilities as the Pension Benefit Guarantee Corporation (PBGC) will assume their pension liabilities when the Court approves their Plan of Reorganization.

16.	Q: What will happen to the 7.25% convertible bonds? A: CHANGE OF CONTROL PERMITS PURCHASE OF NOTES BY THE AIRLINE AT THE OPTION OF THE HOLDER

•	The proposed merger between America West Holdings Corporation (“AWH”) and US Airways would, if completed in the form currently contemplated, trigger the change of control provision of the indenture governing the Senior Exchangeable Notes due 2023 (“Notes”) issued by America West Airlines, Inc. (“AWA”).

•	The Notes may be exchanged for shares at any time during the period beginning 15 days before the anticipated effective date of the proposed merger and ending 15 days after the effective date.

•	In addition, immediately upon completion of the merger, they may notify AWH of an election to receive a cash redemption of the note.

•	Details include:

◦	In July and August of 2003, AWA issued the Notes in a principal amount at maturity of $252,695,000.

º	The Notes were issued at $343.61 per Note (34.361% of the principal amount at maturity). The initial exchange rate was 32.038 shares of AWA class B common stock for each Note.

º	The proposed merger triggers the right to exchange the Notes beginning 15 days before the anticipated effective date of the merger and ending 15 days after the effective date. Before the merger, each Note would be exchangeable at the initial exchange rate. After the merger, each Note would be exchangeable for the kind and amount of securities of the merged entity that the holder of that note would have received if the holder had exchanged the note immediately before the merger.

º	In addition, upon the merger, the holders of the Notes may require AWA to purchase all or a portion of the Notes at a price equal to the sum of the issue price plus original issue discount and accrued cash interest, if any, to the date of purchase. This amount is the $343.61 per Note plus any accrued interest.

º	AWA must satisfy this purchase obligation within 30 business days of the merger. AWA will be required to mail notices regarding the merger and this purchase obligation within 15 days of the merger.

º	Holders of the Notes wishing to request repurchase must deliver written notice to U.S. Bank National Association before the close of business on the second business day before purchase date set forth in AWA’s notice.

º	The merger entity will have the option to satisfy this requirement on behalf of AWA with the issuance of common stock of the same class for which AWH’s class B common stock was exchanged in the merger.

º	The number of shares delivered to each holder would be the change of control purchase price ($343.61) divided by 95% of the market price of the merged entity’s common stock.

º	The market price of the common stock will be based on the average closing price for the five trading period ending on and including the third business day prior to the applicable purchase date.

º	Assuming a $6.12 market price, each Note holder would receive 59.1 shares of common stock — $343.61/(6.12*95%).

17.	Q: What will the combined route look like? A: A combined route map can be found at the following link: Combined Route Map

18.	Q: What will happen to the current codeshare with Hawaiian Airlines? A: That has not yet been determined. The current contract requires 180-day notice for cancellation.

19.	Q: What will the capital structure be for the merged company? A: We are expecting that the new merged company will start with a debt to capital ratio of just under 90%.

20.	Q: What share count assumptions did you use to determine the implied share price for the valuation attributed to AWA stockholders? A:

# shares in millions
Class A*	1
Class B	35
Options	5
Warrants	20
Treasury Stock Repurchase	(13)
7 1/4% Sr Exchangeable Notes – Shares	16

Fully diluted shares	63

*Holders of Class A stock are entitled to 50 votes per each share of Class A stock.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.